Exhibit 99.1

ASML provides updated view on demand outlook, capacity plans and business model at Investor Day meeting

New share buyback program announced

VELDHOVEN, the Netherlands, November 10, 2022—At the Investor Day meeting today, ASML Holding N.V. (ASML) will update its investors and key stakeholders at its headquarters in Veldhoven, the Netherlands as well as online, about its updated view on demand outlook. President & CEO Peter Wennink and Executive Vice President & CFO Roger Dassen will discuss ASML’s long-term strategy, megatrends, demand, capacity plans and business model to support the company’s future growth.

Updated scenarios with opportunities to support ASML’s future growth

•	While the current macro environment creates near-term uncertainties, we expect longer-term demand and capacity showing healthy growth.

•	Expanding application space and industry innovation are expected to continue to fuel growth across semiconductor markets.

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Strong growth rates across markets, continued innovation, more foundry competition and technological sovereignty drive an increased demand at advanced and mature nodes, which is expected to require wafer capacity additions.

•	We plan to adjust our capacity to meet future demand, preparing for cyclicality while sharing risks and rewards fairly with all stakeholders.

•	We plan to increase our annual capacity to 90 EUV and 600 DUV systems (2025-2026), while also ramping High-NA EUV capacity to 20 systems (2027-2028).

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Our continued investments in technology leadership have created significant shareholder value. Growth in semiconductor end markets and increasing lithography intensity on future nodes fuel demand for our products and services.

•	These new developments and plans have resulted in updated scenarios for our future growth, compared to the previous Investor Day in September 2021.

•	Based on different market scenarios, we expect a substantial growth opportunity to achieve the following:

•	2025: annual revenue between approximately €30 billion and €40 billion with a gross margin between approximately 54% and 56%

•	2030: annual revenue between approximately €44 billion and €60 billion with a gross margin between approximately 56% and 60%

New share buyback program

We expect to continue to return significant amounts of cash to our shareholders through a combination of growing dividends and share buybacks. ASML announces a new share buyback program, effective today and to be executed by December 31, 2025. We intend to repurchase shares up to an amount of €12.0 billion, of which we expect a total of up to 2 million shares will be used to cover employee share plans. We intend to cancel the remainder of the shares repurchased.

The share buyback program will be executed within the limitations of the existing authority granted by the AGM on April 29, 2022 and of the authority to be granted by future AGMs. The share buyback program may be suspended, modified or discontinued at any time. All transactions under this program will be published on ASML’s website (www.asml.com/investors) on a weekly basis.

Webcast and presentations

The Investor Day program runs from 13:30 to 16:30 CET. The link to the live webcast can be found on our website (no pre-registration required). The presentations and a recording will be made available afterwards on asml.com.

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Ryan Young +1 480 205 8659	Marcel Kemp +31 40 268 6494
Karen Lo +886 939788635	Peter Cheang +886 3 659 6771

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the US and Asia. Every day, ASML’s more than 37,500 employees (FTE) challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

Regulated Information

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Forward Looking Statements

This document and related discussions contain statements that are forward-looking within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to expected trends, including trends in end markets and the technology industry and business environment trends, expected lithography and semiconductor industry growth and growth rates and revenue, capital intensity outlook, expected growth in semiconductor end markets, expected growth in wafer demand and capacity and additional wafer capacity requirements, expected investments in wafer capacity and plans to increase capacity, expected growth in lithography spend, opportunity for growth in service and upgrades and expected growth in Installed Base Management sales, expected increase in capacity and plan for ASML and its suppliers to increase capacity and output to meet demand, expected production of systems, updated model for 2025 and 2030, outlook and expected, modelled or potential financial results, including revenue projections and annual revenue opportunity gross margin, R&D costs, SG&A costs, capital expenditure, cash conversion cycle and annualized effective tax rate for 2025 and 2030 and assumptions underlying such expected, modelled or potential amounts, and other assumptions underlying our business and financial models, expected trends in semiconductor end markets and long term growth opportunities, demand and demand drivers, expected growth in the semiconductor industry including demand growth and expected capital spend in the coming years, the impact of technology sovereignty and foundry competition, statements with respect to dividends and share buybacks and dividend policy, including expectation of growing dividends and buybacks and statements with respect to ASML’s new buyback plan, energy generation and consumption trends and the drive toward energy efficiency, increasing technological sovereignty across the world, including specific goals of countries across the world, increasing competition in the foundry business and other non-historical statements. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, the impact of general economic conditions on consumer confidence and demand and capacity for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on us, our suppliers, the global economy and financial markets, the impact of the Russian military actions in the Ukraine and measures taken in response on the global economy and global financial markets and other factors that may impact ASML’s financial results, including customer demand and ASML’s ability to obtain parts and components for its products and otherwise meet demand, the success of technology advances and the pace of new product development and customer acceptance of and demand for new products, risks relating to execution of technology roadmaps, demand and production capacity and our and our supplier’s ability to increase capacity to meet demand, the impact of inflation and any recession, investments in capacity and lithography spend, our ability to meet the goals and expectations in our business and financial models and whether the assumptions underlying our models prove to be reasonable and accurate, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, supply chain capacity and constraints and logistics and constraints on our ability to produce systems to meet demand, our ability to increase capacity including our infrastructure and workforce, our ability to control costs and maintain and improve gross margin and competitive position, trends in the semiconductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees, trade environment, geopolitical risks and impact on our business, import/export and national security regulations and orders and their impact on us including the impact of new U.S. export regulations, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of our share repurchase program and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law.